Exhibit 99.3

CRH Medical Corporation Announces 2016 Fourth Quarter and Year-end Results

Annual revenue increases by 70% and adjusted operating EBITDA by 73%

VANCOUVER, Feb. 22, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), today announced its financial results for the quarter and full fiscal year ended December 31, 2016.

This news release should be read in conjunction with the Company's audited financial statements and management discussion and analysis for the years ended December 31, 2016 and 2015 that have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.crhmedcorp.com

Except where otherwise indicated, all financial information discussed in this document is expressed in USD, represents 100% of the consolidated results of the Company, and includes both the Company's interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

Consolidated Financial Highlights

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2016	2015	Change	2016	2015	Change
Revenue
Anesthesia services revenue	23,008,147	11,329,699	103%	67,821,879	36,496,035	86%
Product revenue	2,813,956	2,607,832	8%	10,532,753	9,552,445	10%
Total revenue	25,822,103	13,927,531	85%	78,354,632	46,048,480	70%
Operating expenses – adjusted[1]
Anesthesia services	9,492,140	5,061,037	88%	29,767,269	15,528,409	92%
Product	1,083,481	949,743	14%	4,059,858	3,723,633	9%
Corporate	745,889	663,544	12%	3,037,177	2,764,803	10%
Total operating expenses – adjusted[1]	11,321,510	6,674,324	70%	36,864,304	22,016,845	67%

Total adjusted operating EBITDA[1]	14,500,593	7,263,207	100%	41,490,328	24,031,635	73%
Attributable to:
Shareholders of the Company	10,281,381	6,797,393	51%	32,371,117	23,424,346	38%
Non-controlling interest	4,219,211	465,814	806%	9,119,211	607,289	1,402%

 1 Non-IFRS measure. Please refer to pages 5 of this document for a reconciliation of reported results to non-IFRS measures.

Edward Wright, Chief Executive Officer of CRH commented, "2016 was another excellent year for CRH. Building on the momentum of our first full year in the gastroenterology anesthesia space, our business grew significantly thanks to the five acquisitions we announced in 2015 and the integration of the three transactions we completed in 2016. This translated into a meaningful increase in patient cases, total revenue, and EBITDA." Mr. Wright continued, "With over 2,400 physicians trained to date at more than 930 practices using our CRH O'Regan System, product sales grew and continue to make important contributions to our bottom line. After announcing our first anesthesia transaction of 2017 with another O'Regan client practice earlier this month, I am confident that our strategy to leverage our excellent relationships with gastroenterologists will continue to generate growth and increase shareholder value."

Results of Operations – Three Months and Year Ended December 31, 2016

Revenues for the year ended December 31, 2016 were $78,354,632 compared to $46,048,480 for the year ended December 31, 2015. Revenues for the three months ended December 31, 2016 were $25,822,103 compared to $13,927,531 for the comparable period in 2015. The increase in revenues is mainly attributable to revenue contributions from the anesthesia service businesses acquired by the Company in the first, third and fourth quarters of 2015 in addition to the acquisitions completed in June 2016.

Revenues from anesthesia services for the year ended December 31, 2016 were $67,821,879 compared to $36,496,035 for the prior year. Revenues for the three months ended December 31, 2016 were $23,008,147 compared to $11,329,699 for the three months ended December 31, 2015. As noted above, the increases are a result of the Company's anesthesia acquisitions throughout 2015 and 2016. As a result, the periods presented are not directly comparable. The Company expects revenue from anesthesia services to continue to increase through organic growth in patient cases and deployment of available capital for future acquisitions.

For the twelve months ended December 31, 2016 there were no material changes in reimbursement rates for any of the payors related to our anesthesia business. There was, however in the first quarter of the year, a change in the payor mix in our GAA business as a result of the renewal process that individuals and companies go through each year in selecting their plans and providers. Changes in payor mix are normal, especially due to the nature of the renewal process, and such changes can have either a positive or negative impact on our revenues, or no impact at all on our business. With respect to GAA, the average revenue per case declined by 9% compared to 2015, which was offset by an increase in patient cases of 6%. The Company's continued expansion of its anesthesia business has mitigated and is expected to continue to mitigate the effect these kinds of changes in payor mix can have on our financial results.

In the year ended December 31, 2016, the anesthesia services segment serviced 141,020 patient cases. In the fourth quarter of the year, the anesthesia services segment serviced 45,041 patient cases.

Revenues from product sales for the year ended December 31, 2016 were $10,532,753 compared to $9,552,445 for 2015. Product sales for the fourth quarter of 2016 were $2,813,956 compared to $2,607,832 for the fourth quarter of 2015. The increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing, and operational experience. As of December 31, 2016 the Company has trained 2,414 physicians to use the O'Regan System, representing 930 clinical practices. This compares to 2,175 physicians trained, representing 811 clinical practices, as of December 31, 2015.

In the future, the Company expects revenue from product sales to continue to increase, as it has historically, as we expand our physician network and increase physician use of our technology.

For the year ended December 31, 2016, total adjusted operating expenses were $36,864,304 compared to $22,016,845 for the year ended December 31, 2015. Total adjusted operating expenses were $11,321,510 for the fourth quarter of 2016 compared to $6,674,324 for the fourth quarter of 2015. The increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the year ended December 31, 2016 were $29,767,269, compared to $15,528,409 for 2015. In the fourth quarter of 2016, anesthesia adjusted operating expenses were $9,492,140 compared to anesthesia adjusted operating expenses of $5,061,037 in the fourth quarter of 2015. Anesthesia services adjusted operating expenses primarily include labor related costs for certified registered nurse anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company's first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in 2015 and in 2016. As a result, 2016 is not directly comparable to 2015, with the majority of the increase relating to operating expenses for acquired companies.

Product sales adjusted operating expenses for the year ended December 31, 2016 were $4,059,858 compared to $3,723,633 for the year ended December 31, 2015. For the fourth quarter of 2016, product sales adjusted operating expenses were $1,083,481 compared to $949,743 for the fourth quarter of 2015. The increase in product sales adjusted operating expenses compared to 2015 is a reflection of increased product cost and support, employee related costs and professional fees resulting from increased sales. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O'Regan System.

Corporate adjusted operating expenses for the year ended December 31, 2016 were $3,037,177 compared to $2,764,803 for 2015. In the fourth quarter of 2016, corporate adjusted operating expenses were $745,889, compared to $663,544 for the fourth quarter of 2015. The increase in corporate expenses from 2015 primarily reflects an increase in employee related costs and insurance, offset by a reduction in professional fees, and, in general, is reflective of the additional activities incurred in support of the Company's expanded service offering.

Adjusted operating EBITDA attributable to shareholders of the Company for the year 2016 was $32,371,117, an increase of $8,946,771 from 2015. Adjusted operating EBITDA attributable to shareholders of the Company for the quarter ended December 31, 2016 was $10,281,382, an increase of $3,483,998 from the fourth quarter of 2015. The increase in adjusted operating EBITDA is primarily a reflection of the adjusted operating EBITDA contribution from the Company's anesthesia services providers acquired in the third and fourth quarters of 2015 and in the second quarter of 2016.

Adjusted operating EBITDA attributable to non-controlling interest was $9,119,211 for the year ended December 31, 2016. This comprises the non-controlling interests' share of revenues of $14,945,855 and adjusted operating expenses of $5,826,644. Adjusted operating EBITDA attributable to non-controlling interest was $4,219,211 for the fourth quarter of 2016. This comprises the non-controlling interests' share of revenues of $6,535,774 and adjusted operating expenses of $2,316,563.

Total adjusted operating EBITDA was $41,490,328 for the year ended December 31, 2016, an increase of $17,458,693 from the year ended December 31, 2015. Total adjusted operating EBITDA was $14,500,593 for the quarter ended December 31, 2016, an increase of $7,237,386 from the quarter ended December 31, 2015. Total adjusted operating EBITDA has increased by $2,845,256 from the third quarter of 2016.

As at December 31, 2016, the Company had $9,507,004 in cash and cash equivalents compared to $3,572,344 at the end of 2015. The increase in cash and cash equivalents is primarily a reflection of cash generated from operations, less cash used to finance acquisitions.

At December 31, 2016, working capital was $9,657,303 compared to working capital of $3,272,075 at December 31, 2015.

Subsequent Events

In February 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire a 51% interest in DDAB LLC ("DDAB"), a gastroenterology anesthesia services provider in Decatur, Georgia. The purchase consideration, paid via cash, for the acquisition of the Company's 51% interest was $4,089,791. The preliminary estimate of the exclusive professional service agreement acquired as part of this acquisition is $8,019,198.

Conference Call

CRH will host a conference call to discuss its results on Thursday, February 23, 2017, at 11:00 am EST (08:00 am PST). To participate in the conference, please dial 1-800-319-4610, or 1-604-638-5340.

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states. In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated nine additional acquisitions to its anesthesia business. CRH Anesthesia now services 26 ambulatory surgical centers in seven states and performs approximately 170,000 procedures annually.

Non-IFRS Measures

This document makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS. Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Operating EBITDA - adjusted

For the three months ended	2016				2015				2014
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec
Adjusted operating EBITDA attributable to:
Shareholders of the Company	10,281	9,122	7,054	5,914	6,797	5,758	5,775	5,093	2,670
Non-controlling interest	4,219	2,533	1,518	848	465	142	-	-	-
Total Adjusted operating EBITDA	14,500	11,655	8,572	6,762	7,263	5,900	5,775	5,093	2,670
Amortization expense	(4,715)	(4,711)	(2,925)	(2,475)	(2,188)	(1,745)	(1,459)	(1,402)	(458)
Depreciation and related expense	(30)	(31)	(30)	(15)	(18)	(17)	(17)	(12)	(13)
Stock based compensation	(525)	(297)	(290)	(264)	(261)	(1,001)	(1,145)	(343)	(69)
Acquisition expenses	(58)	(21)	(286)	(62)	(123)	(221)	-	(16)	(845)
Impairment of inventory	-	-	-	-	-	(241)	-	-	-
Impairment of intangible assets	-	-	-	-	-	(390)	-	-	-
Operating income	9,172	6,595	5,041	3,946	4,673	2,285	3,154	3,320	1,285
Net finance income (expense)	(1,175)	(1,381)	(2,156)	289	(5,914)	(1,013)	(4,492)	(1,665)	(1,623)
Income tax (expense) recovery	(1,643)	(188)	(1,219)	(1,205)	1,541	442	661	270	721
Net and comprehensive income (loss)	6,354	5,026	1,666	3,030	300	1,714	(677)	1,925	383

Operating expenses – adjusted

For the three months ended	2016				2015				2014
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec
Anesthesia services operating expense – adjusted	9,492	8,794	6,158	5,323	5,061	4,023	3,460	2,984	1,255
Amortization expense	4,715	4,711	2,925	2,475	2,188	1,745	1,459	1,403	458
Depreciation and related expense	1	3	2	2	4	3	2	-	-
Stock based compensation	120	38	27	17	12	13	10	2	-
Acquisition expenses	58	21	286	62	123	221	-	-	-
Impairment of intangible assets	-	-	-	-	-	390	-	-	-
Anesthesia services expense	14,386	13,567	9,398	7,879	7,389	6,395	4,931	4,389	1,713

Product sales operating expense – adjusted	1,083	974	1,004	998	950	888	981	904	978
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	15	15	15	1	1	1	1	1	1
Stock based compensation	125	90	99	84	81	106	80	136	22
Impairment of inventory	-	-	-	-	-	241	-	-	-
Product sales expense	1,223	1,079	1,118	1,083	1,031	1,236	1,062	1,041	1,001

Corporate operating expenses – adjusted	746	684	853	754	664	798	665	638	843
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	14	14	13	13	14	14	14	11	12
Stock based compensation	280	169	164	162	167	882	1,056	205	47
Acquisition expenses	-	-	-	-	-	-	-	16	845
Corporate expense	1,040	867	1,030	929	845	1,694	1,735	870	1,747

Total operating expense – adjusted	11,321	10,453	8,015	7,075	6,675	5,709	5,106	4,527	3,076
Total operating expense	16,649	15,514	11,546	9,891	9,265	9,325	7,728	6,300	4,461

Forward-looking Statements

Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward looking statements and our results and operations may be negatively affected. Forward looking statements in this report include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; if our GI Anesthesia partner volume does not grow as expected, or decreases, this could impact revenue and profitability; If we are unable to identify GI Anesthesia businesses to acquire, or are unable to complete transactions, this could impact our future revenue growth and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to covenants and events of default under the Company's Credit Facilities; risks related to increased leverage resulting from incurring additional debt; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; regulatory changes that are unfavorable in the states where our operations are concentrated; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; risks related to the Affordable Care Act (the "ACA") in terms of patient volume and reimbursement and the corresponding effect on our business; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to United States antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; risks related to our affiliated physicians leaving our affiliated ASCs; our ability to enforce non-competition and other restrictive covenants in our agreements; Contracts with ASCs, such as those acquired with Gastroenterology Anesthesia Associates, LLC,  or other customers may be terminated, or may not be renewed, by the counterparty; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; our ability and forecasts of expansion and the Company's management of anticipated growth; risks related to our dependence on complex information systems; our senior management has been key to our growth and we may be adversely affected if we are unable to retain them, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; various risks associated with legal, regulatory or investigative proceedings; risks associated with governmental investigations into marketing and other business practices; we are subject to health and safety risks within our industry; our ability to successfully identify and complete future transactions and integrate our acquisitions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract gastroenterologists ("GIs") and other licensed providers to purchase and use the CRH O'Regan System or to provide our services resulting in slower than expected growth; risks associated with the trading of our common shares on a public marketplace which could result in changes to stock prices unrelated to our performance; risks related to adverse movements in foreign currency exchange rates; risks related to maintaining our foreign private issuer status enabling us to maintain lower costs of compliance; risks related to writing-off intangible assets and the associated charges to net income; risks related to the reduction in the reimbursement of anesthesia procedure codes; changes in our effective income tax rates; risks related to our ability to manage third-party service providers; risks related to the failure of our employees and third-party contractors to appropriately record or document services that they provide; and risks related to criminal or civil sanctions in connection with failure to comply with privacy regulations regarding the use and disclosure of patient information. For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

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For further information: Contact Information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 18:26e 22-FEB-17